

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 23, 2016

Joseph C. Sardano
President and Chief Executive Officer
Sensus Healthcare, Inc.
851 Broken Sound Pkwy. NW #215
Boca Raton, Florida 33487

      Re: Sensus Healthcare, Inc.
               Registration Statement on Form S-1
               Filed February 10, 2016
               File No. 333-209451

Dear Mr. Sardano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Significant trends and uncertainties impacting our business, page 46

1.   We note your revisions in response to prior comment 12. Please expand to clarify what you mean by "substantially similar" reimbursement rates under alternative codes. Please also revise to clarify the effect of alternative codes being reportable for some, but not all, of your products and services and which of your products and services do not have reportable codes.

Other Relationships, page 97

2.   Please expand your response to prior comment 31 to clarify how you addressed the last sentence of that comment.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.   Refer to our prior comment 34.   We note you sell products and services under multiple-element arrangements with separate units of accounting and that in these situations total consideration is allocated to the identified units of accounting based on their relative selling prices. Please revise this note to disclose whether you use vendor-specific objective evidence, third-party evidence, or estimated selling price to determine the selling price for the significant deliverables as well as your basis for the method used. Refer to ASC 605-25-50-2.e.

Exhibits

4.   Please file as an exhibit the January 2016 default waiver.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David C. Scileppi, Esq.